January 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joanna Lam
Office of Energy & Transportation

Re:	Genie Energy Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022 Form 8-K furnished on November 27, 2023
File No. 001-35327

Dear Ms. Lam:

We are writing to confirm that, as per our telephonic discussion, the staff of the Securities and Exchange Commission has granted Genie Energy Ltd. an extension, until January 10, 2024, to respond to the Commission’s letter to the Company, dated December 13, 2023.

Sincerely,

/s/ Avi Goldin
Avi Goldin
Chief Financial Officer

cc: Kimberly Calder